Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the year ended December 31,
	2006		2005		2004	2003	2002
Including Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$(272,008)		$32,283		$129,303	$166,054	$180,230
Plus:
Fixed Charges (excluding capitalized interest)	623,668		670,137		387,675	322,657	318,172

Total Earnings	$351,660		$702,420		$516,978	$488,711	$498,402

Fixed Charges:
Interest expensed and capitalized	$619,094		$665,313		$383,613	$318,715	$314,224
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,411		1,869		1,473	1,531	1,351
An estimate of the interest component within rental expense	3,163		2,955		2,589	2,411	2,597

Total Fixed Charges before preferred dividends	623,668		670,137		387,675	322,657	318,172

Preferred dividends	33,299		33,299		33,299	21,088	13,730
Ratio of pre tax income to net income	1.215		2.447		0.602	1.168	1.080

Preferred dividend factor	40,458		81,483		20,046	24,631	14,828

Total fixed charges and preferred stock dividends	$664,126		$751,620		$407,721	$347,288	$333,000

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)	(A	)	1.27	1.41	1.50

Excluding Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$(272,008)		$32,283		$129,303	$166,054	$180,230
Plus:
Fixed Charges (excluding capitalized interest)	468,250		563,973		306,992	251,248	250,194

Total Earnings	$196,242		$596,256		$436,295	$417,302	$430,424

Fixed Charges:
Interest expensed and capitalized	$463,676		$559,149		$302,930	$247,306	$246,246
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,411		1,869		1,473	1,531	1,351
An estimate of the interest component within rental expense	3,163		2,955		2,589	2,411	2,597

Total Fixed Charges before preferred dividends	468,250		563,973		306,992	251,248	250,194

Preferred dividends	33,299		33,299		33,299	21,088	13,730
Ratio of pre tax income to net income	1.215		2.447		0.602	1.168	1.080

Preferred dividend factor	40,458		81,483		20,046	24,631	14,828

Total fixed charges and preferred stock dividends	$508,708		$645,456		$327,038	$275,879	$265,022

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)	(A	)	1.33	1.51	1.62

(A)	During 2006, earnings were not sufficient to cover preferred dividends and the ratio was less than 1:1. The Company would have had to generate additional earnings of $312.5 million to achieve a ratio of 1:1 in 2006.